PROSPECTUS SUPPLEMENT NO. 1 (to Prospectus dated January 29, 2016)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-209009

MRI Interventions, Inc.

29,356,679 Shares of Common Stock

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This prospectus supplement relates to the prospectus dated January 29, 2016, which permits the resale of up to 16,309,270 outstanding shares of our common stock, and 13,047,409 shares of our common stock issuable upon the exercise of outstanding warrants, by the selling securityholders identified in the prospectus, as amended and supplemented from time to time. We will pay the expenses of registering the shares, but we are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. We will, however, receive the exercise price of the warrants, if and when the warrants are exercised for cash by the securityholders.

This prospectus supplement is being filed to update, amend and supplement the information previously included in the prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2016 (the “8-K”). Accordingly, we have attached the 8-K to this prospectus supplement. You should read this prospectus supplement together with the prospectus, which is to be delivered with this prospectus supplement.

Our common stock is traded in the over-the-counter market and is quoted on the OTC Markets and the OTC Bulletin Board under the symbol MRIC. On March 21, 2016, the last reported sale price of our common stock was $0.30 per share.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.  Investing in our common stock involves risk. See “Risk Factors” beginning on page 6 of the prospectus to read about factors you should consider before buying shares of our common stock.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 22, 2016.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report March 22, 2016

(Date of earliest event reported)

MRI INTERVENTIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-54575	58-2394628
(State or other jurisdiction	(Commission File	(I.R.S. Employer
of incorporation or organization)	Number)	Identification No.)

5 Musick

Irvine, CA 92618

(Address of principal executive offices, zip code)

(949) 900-6833

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.     Entry into a Material Definitive Agreement.

As reported on its Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 6, 2013, MRI Interventions, Inc. (the “Company”) issued an unregistered, amended and restated subordinated secured note (the “Old Note”) in the principal amount of $4,289,444 to Brainlab AG (“Brainlab”). The Old Note was to mature on April 5, 2016, and principal and accrued interest of approximately $740,000 under the Old Note was payable in a single installment upon maturity.

Securities Purchase Agreement

On March 22, 2016, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Brainlab to effect a restructuring of the Old Note. Under the Purchase Agreement, the parties agreed: (i) that the Company would pay to Brainlab all accrued and unpaid interest on the Old Note, in the amount of $739,323.46 (the “Interest Payment”); (ii) to amend and restate the Old Note on the terms described below; (iii) to enter into a patent and technology license agreement with Brainlab, in consideration for the cancellation of $1,000,000.00 of the principal amount of the Old Note, for the development of software relating to the Company’s SmartFrame® device; (iv) that the Company would issue to Brainlab, in consideration for the cancellation of $1,289,444.44 of the principal amount of the Old Note, 3,972,410 units, consisting of: (a) one share of the Company’s common stock, par value $0.01 per share (the “Common Stock”); (b) warrants to purchase 0.40 shares of Common Stock (the “Series A Warrants”); and (c) warrants to purchase 0.30 shares of Common Stock (the “Series B Warrants”) (the “Units” and the issuance of the Units, the “Unit Transaction”); and (v) to enter into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Company will agree to file a registration statement with the SEC covering the resale of the shares of common stock issued to Brainlab under the Purchase Agreement, as well as the shares of common stock that are issuable upon exercise of the Series A Warrants and Series B Warrants.

The Purchase Agreement contains covenants, representations and warranties by the Company and Brainlab (including indemnification from the Company in the event of breaches of its representations and warranties), which the Company believes are customary for transactions of this type. The closing is subject to certain customary closing conditions, and the Company anticipates that the closing will occur on or before April 4, 2016 (the “Closing Date”).

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, the Company is required to prepare and file a registration statement (the “Registration Statement”) with the SEC under the Securities Act of 1933, as amended, covering the resale of the shares of common stock to be issued to Brainlab under the Purchase Agreement, as well as the shares of common stock underlying the Series A Warrants and Series B Warrants. The Company will be required to file such Registration Statement within 60 calendar days following the closing date of the Unit Transaction (the “Filing Deadline”). The Company will be required to use its best efforts to have the Registration Statement declared effective as soon as practicable. Pursuant to the Registration Rights Agreement, if: (i) the Registration Statement is not filed with the SEC on or prior to the Filing Deadline; (ii) the Registration Statement is not declared effective by the SEC on or prior to the 75th day after the Closing Date (or the 120th day after the Closing Date if the SEC determines to review the Registration Statement); or (iii) the Company fails to continuously maintain the effectiveness of the Registration Statement (with certain permitted exceptions), the Company will incur certain liquidated damages to Brainlab. The Registration Rights Agreement also contains mutual indemnifications by the Company and Brainlab, which the Company believes are customary for transactions of this type.

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Warrants

The Series A Warrants will be exercisable, in full or in part, at any time prior to the fifth anniversary of their issuance, at an exercise price of $0.4058 per share. The Series A Warrants will provide for certain adjustments that may be made to the exercise price and the number of shares issuable upon exercise due to future corporate events or otherwise. In the case of certain fundamental transactions affecting the Company, the holder of such Series A Warrants, upon exercise of such warrants after such fundamental transaction, will have the right to receive, in lieu of shares of the Company’s common stock, the same amount and kind of securities, cash or property that such holder would have been entitled to receive upon the occurrence of the fundamental transaction, had the Series A Warrants been exercised immediately prior to such fundamental transaction. The Series A Warrants contain a “cashless exercise” feature that allows holders to exercise the warrants without a cash payment to the Company upon the terms set forth in the Series A Warrants.

The Series B Warrants will be exercisable, in full or in part, at any time prior to the fifth anniversary of their issuance, at an exercise price of $0.5275 per share. The Series B Warrants will provide for certain adjustments that may be made to the exercise price and the number of shares issuable upon exercise due to future corporate events or otherwise. In the case of certain fundamental transactions affecting the Company, the holder of such Series B Warrants, upon exercise of such warrants after such fundamental transaction, will have the right to receive, in lieu of shares of the Company’s common stock, the same amount and kind of securities, cash or property that such holder would have been entitled to receive upon the occurrence of the fundamental transaction, had the Series B Warrants been exercised immediately prior to such fundamental transaction. The Series B Warrants contain a “cashless exercise” feature that allows holders to exercise the warrants without a cash payment to the Company upon the terms set forth in the Series B Warrants.

The foregoing descriptions of the terms and conditions of the Purchase Agreement, the Registration Rights Agreement, the Series A Warrants and the Series B Warrants are only summaries and are qualified in their entirety by the full text of the Purchase Agreement, the Registration Rights Agreement, the Series A Warrants and the Series B Warrants, forms of which are included as Exhibits 10.1, 10.2, 4.1 and 4.2, respectively, to this Current Report on Form 8-K and are incorporated by reference herein.

Amended and Restated Promissory Note

On the Closing Date and pursuant to the Purchase Agreement, the Company will issue Brainlab an unregistered, amended and restated secured note (the “New Note”), which shall have the same terms and conditions as the Old Note, except that: (i) the principal amount of the New Note shall be $2,000,000; (ii) interest shall be paid quarterly in arrears; and (iii) the maturity date of the New Note will be December 31, 2018.

The foregoing description of the terms and conditions of the New Note is only a summary and is qualified in its entirety by the full text of the New Note, a form of which is included as Exhibit 4.3 to this Current Report on Form 8-K and is incorporated by reference herein.

Non-Exclusive License Agreement

On the Closing Date and pursuant to the Purchase Agreement, the Company and Brainlab will enter into a patent and technology license (the “License Agreement”), allowing Brainlab to develop proprietary software to support the Company’s SmartFrame® device, for use in neurosurgery. The License Agreement will not affect the Company’s ability to continue to independently develop, market and sell its own software for the SmartFrame® device.

The foregoing description of the terms and conditions of the License Agreement is only a summary and is qualified in its entirety by the full text of the License Agreement, a form of which is included as Exhibit 10.3 to this Current Report on Form 8-K and is incorporated by reference herein.

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Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 of this Current Report on Form 8-K above is incorporated herein by reference.

Item 3.02.     Unregistered Sales of Equity Securities.

The information set forth under Item 1.01 of this Current Report on Form 8-K above is incorporated herein by reference.

In the Unit Transaction, the Company offered and will sell its securities to Brainlab in reliance upon exemptions from registration afforded by Section 4(a)(2) and Regulation S promulgated under the Securities Act of 1933, as amended. The Purchase Agreement contains representations to support the Company’s reasonable belief that Brainlab had access to information concerning the Company’s operations and financial condition, Brainlab did not acquire the securities with a view to the distribution thereof in the absence of an effective registration statement or an applicable exemption from registration, and that Brainlab is a “Non-U.S. Person,” as that term is defined under the Securities Act of 1933, as amended. The Company relied upon the representations made by Brainlab in the Purchase Agreement in determining that such exemptions were available.

Item 7.01.     Regulation FD Disclosure.

On March 22, 2016, the Company issued a press release announcing the entry into the Purchase Agreement. A copy of the press release is furnished herewith as Exhibit 99.1.

Item 9.01.     Financial Statements and Exhibits.

(d)      Exhibits.     See Exhibit Index immediately following signature page.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements based upon the Company’s current expectations. Forward-looking statements are subject to risks and uncertainties, and the Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of such risks and uncertainties, which include, without limitation, risks and uncertainties associated with market conditions and the satisfaction of closing conditions related to the Unit Transaction. There can be no assurance that the Company will be able to complete the Unit Transaction on the terms described herein or in a timely manner, if at all. You should not place undue reliance on forward-looking statements, which apply only as of the date of this Current Report on Form 8-K. The Company’s Annual Report on Form 10-K filed with the SEC on March 17, 2015 and Quarterly Report on Form 10-Q filed with the SEC on November 13, 2015 contain, under the heading “Risk Factors,” a comprehensive description of risks to which the Company is subject. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MRI INTERVENTIONS, INC.

By:	/s/ Harold A. Hurwitz
Harold A. Hurwitz
Chief Financial Officer

Date:  March 22, 2016

EXHIBIT INDEX
Exhibit No.	Description
4.1	Form of Series A Warrant
4.2	Form of Series B Warrant
4.3	Form of Amended and Restated 5.5% Promissory Note, Due December 31, 2018, issued to Brainlab AG by MRI Interventions, Inc.
10.1	Securities Purchase Agreement, dated March 22, 2016, by and between MRI Interventions, Inc. and Brainlab AG
10.2	Form of Registration Rights Agreement by and between MRI Interventions, Inc. and Brainlab AG
10.3	Form of Patent and Technology License Agreement by and between MRI Interventions, Inc. and Brainlab AG
99.1	Press Release dated March 22, 2016

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